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                              September 2, 2022

       Kimberly Perry
       Chief Financial Officer
       Gold Resource Corp.
       7900 E. Union Ave. Suite 320
       Denver, CO 80237

                                                        Re: Gold Resource Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 10,
2022
                                                            File No. 001-34857

       Dear Ms. Perry:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Location and Access, page 31

   1. Please comply with Item 1304(b)(1)(i) of Regulation S-K, which requires that you identify the location of your
material properties on a map that is accurate to within one mile, using an easily recognizable
coordinate system.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 43

   2. We note that you report production statistics on page 42 although footnote (2) to the tabulation indicates
there are differences between the quantities reported as
                                                        "ounces/tonnes
produced" and "payable ounces/tonnes sold" because you are not paid for all of the metals
contained under the terms of your sales contracts.
 Kimberly Perry
FirstName LastNameKimberly  Perry
Gold Resource Corp.
Comapany 2,
September NameGold
             2022    Resource Corp.
September
Page 2    2, 2022 Page 2
FirstName LastName
         We also note that you report sales statistics on page 45, following your discussion of sales, treatment charges, operating costs, mining gross profit, and net income.

         Given the apparent utility or relevance of the sales statistics to your discussion and analysis of operating results and in understanding the variances from your production statistics, it appears that you should expand your discussion under the heading "2021 compared to 2020" to (i) describe the terms of the sales contracts that result in your not getting paid for all production, (ii) refer to the sales statistics on page 45, and (iii) address changes in the relationship between production volumes and sales volumes.

         For example, explain why ounces of silver sold declined from about 94% of production during 2020 to about 89% of production during 2021. Please also clarify whether the value of minerals produced for which you are not receiving payment are reported as treatment charges, or if there is some other manner of presentation.
3. We note your disclosure on page 45 explaining that the increase in mine gross profit as a percentage of net sales, from 14% in 2020 to 29% in 2021, "...primarily resulted from higher sales, offset by higher operating costs discussed above."

         While disclosures that precede the referenced disclosure identify various items that had an impact on sales, treatment charges, and operating costs, the discussion is not focused on the change in mine gross profit. Please expand your disclosures to more clearly address the change in the relationship between net sales and operating costs and the indicative value of your reported financial information, including mine gross profit.

         This may require descriptions of known trends and uncertainties that are reasonably likely to cause a material change, matters that have had a material impact on reported operations, as well as matters that are reasonably likely to have a material impact on future operations, to comply with Item 303(a) and (b)(2)(ii) of Regulation
S-K.

         Given that you report a 37% increase in your average gold grade, from
1.47 g/t in 2020 to
         2.01 g/t in 2021, as a result of mining more ore from the Arista high-grade narrow veins, and a 38% decrease in treatment charges, from $885 per tonne in 2020 to $548 per tonne in 2021, which you attribute to new treatment charge agreements, you should explain how these matters relate to the change in gross profit, address the trend exhibited by these changes relative to prior periods, and indicate the timeframe over which you expect these more favorable conditions to prevail, improve, or decline.

         For example, indicate how long you plan to be mining high-grade deposits before these are depleted or mining shifts to a lower-grade deposit and, given your disclosure of treatment costs being "largely dependent on the spot treatment charge market for zinc, which can be volatile," describe the salient terms and duration of your new agreements, explain how treatment charges are reasonably expected to change relative to the index, and provide some indication of that change based on historic volatility.
 Kimberly Perry
Gold Resource Corp.
September 2, 2022
Page 3
         Please also address, in your discussion of mine gross profit, the extent to which operating costs are correlated with tonnes milled as opposed to mineral content or grade of the ore being mined, changes in the relationship between "ounces/tonnes produced" and "payable ounces/tonnes sold" as referenced in footnote (2) to the tabulation on page 42, and any other factors that are material to an understanding of changes in mine gross profit.
Exhibit 96.1
Don David Gold Mine, page 187

4. We note disclosures on pages 6 and 187 of the Technical Report indicating that for purposes of estimating your mineral reserves and resources the qualified person utilized
         "the median of a five-year street consensus average" of commodity prices as of August
         2021, which were provided by the Bank of Montreal.

         However, on pages 26 and 28 of your filing you indicate that your estimates reflect the
         "average five-year street consensus" rather than the median of the consensus average.

         Please address this discrepancy and provide us with a copy of the consensus price report.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl
Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202)
551-3718 if you have questions regarding the engineering comments.



FirstName LastNameKimberly Perry                              Sincerely,
Comapany NameGold Resource Corp.
                                                              Division of
Corporation Finance
September 2, 2022 Page 3                                      Office of Energy
& Transportation
FirstName LastName